UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Jones Lang LaSalle Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph Drive

_____(No. and Street)_____

Chicago	**IL**	**60601**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	**781-780-7069x11**	estee@dorfman-finop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG

_____(Name – if individual, state last, first, and middle name)_____

200 East Randolph Drive	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Cashdan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jones Lang LaSalle Securities, LLC _____, as of 12/31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.




DANESA AGUIRREZ ARROYO
Notary Public - California
Los Angeles County
Commission # 2345599
My Comm. Expires Feb 7, 2025

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Jones Lang LaSalle Securities, L.L.C.

Financial Statements and Schedules

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

Jones Lang LaSalle Securities, L.L.C.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Jones Lang LaSalle Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, LLC (the Company) as of December 31, 2022, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
March 6, 2023

Jones Lang LaSalle Securities, L.L.C.
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	58,790,937
Accounts receivable, net of allowance for doubtful accounts of $64,617		15,370,481
Goodwill		1,762,000
Other assets		2,288,088
Total assets	$	78,211,506

Liabilities and member's equity

Liabilities:		
Accounts payable and accrued liabilities	$	242,954
Due to affiliates		696,614
Accrued compensation		22,719,190
Total liabilities		23,658,758
Member's equity		54,552,748
Total liabilities and member's equity	$	78,211,506

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.

Statement of Operations

For the Year Ended December 31, 2022

Revenues		
Placement fees	$	36,494,695
Transaction fees		17,055,923
Advisory fees		16,752,393
Other		364,564
Total revenues		70,667,575
Expenses		
Salary and benefits		4,904,982
Bonus		2,602,286
Commission		33,127,792
Parent company co-broker expense		8,230,792
Professional services expense		201,229
Travel and entertainment expense		703,561
Overhead and occupancy expense		563,541
Audit expense		235,000
Provision for bad debt expense		(56,050)
Other operating expense		1,506,788
Total expenses		52,019,921
Income before income taxes	$	18,647,654
Income tax expense		-
Net income	$	18,647,654

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.

Statement of Member's Equity

For the Year Ended December 31, 2022

	Member units		Member's Equity
Balances at December 31, 2021	125	$	49,423,897
Net Income	-		18,647,654
Amortization of stock-based compensation	-		222,993
Distribution payable to Parent for shares issued under stock-based compensation program			(1,241,796)
Distribution paid to parent	-		(12,500,000)
Balances at December 31, 2022	125	$	54,552,748

See accompanying notes to financial statements.

Cash flows from operating activities

Net income	$	18,647,654
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets		16,800
Provision for bad debts		56,050
Amortization of share-based compensation		222,993
Increase (decrease) in cash from changes in:		
Accounts receivable		(385,403)
Due to/from affiliates, net		(5,842,094)
Other assets		(1,872,766)
Accounts payable and accrued liabilities		(222,576)
Accrued compensation		8,101,766
Net cash provided by operating activities	$	18,722,424

Cash flows from financing activities

Partners' distribution		(12,500,000)
Net cash used in financing activities	$	(12,500,000)

Net increase in cash	$	6,222,424
Cash, beginning of year		52,568,513
Cash, end of year	$	58,790,937

See accompanying notes to financial statements.

1. Organization

Jones Lang LaSalle Securities, LLC (the Company), a subsidiary of Jones Lang LaSalle Americas Inc., was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest to Jones Lang LaSalle Americas, Inc. (Parent Company and Member) on November 16, 2009. The Company was created to conduct transactions as a broker dealer in the securities and investment banking business. Municipal advisory services and municipal underwriting were added in 2014 and 2017, respectively. The Company primarily engages as a broker dealer entity that provides investment advisory services, including structuring advice, guidance and other related services, is a seller of real estate securities and participates in the private placement of securities.

Effective July 1, 2021, the Company merged with HFF Securities L.P. (HFFS), a broker-dealer acquired by Jones Lang LaSalle Incorporated (JLL) on July 1, 2019 as part of its acquisition of HFF, Inc. The merger was accounted for as a business combination of entities under common control and with retrospective financial statement presentation back to January 1, 2021.

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD), the Municipal Securities Rulemaking Board (the MSRB) and various states. The Company's FINRA Membership was initially approved on June 13, 2002 and its continuance of membership was approved on May 20, 2021. The Company operates pursuant to SEC Rule 17a-5 (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

2. Summary of Significant Accounting Policies

Cash

Cash includes cash on hand and in bank accounts.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

2. Summary of Significant Accounting Policies (continued)

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made a $12,500,000 equity distribution in 2022.

Revenue and Commission Expense

The Company serves as a placement agent of real estate private placement offerings and receives commission based on the amount of assets invested in the offering. Private placement offerings are pooled investment vehicles with one or multiple shareholders. The primary focus of placement activity is on institutional investors.

Placement fees include revenues associated with equity placement, debt placement and investment sales. Equity placement fees include discretionary and nondiscretionary equity capital raises and investment banking services. Investment sales revenue is generated by acting as a broker for commercial real estate owners seeking to sell a property or an interest in a property. Debt placement revenue is earned by facilitating loan originations for our clients.

The Company provides investment advisory services, including structuring advice, guidance and other related services, and transaction services, including the sale of real estate securities and private placement of securities. The Company's performance obligation is to facilitate the execution of capital transactions.

The Company's contracts are generally negotiated on a transaction-by-transaction basis with a fee awarded upon the satisfaction of the debt placement, property sale, equity raise or other corporate advisory service. The Company's agreements generally include such success-based fees for services that are performed over time under one performance obligation. The variable consideration associated with the successful outcome remains constrained until the completion of the transaction, generally at the closing of the applicable financing or funding of the transaction. Once the constraint is lifted, revenue is recognized as the Company's fee agreements do not include terms or conditions that require the Company to perform any service or fulfill any obligation once the transaction closes. The Partnership records as accounts receivable amounts earned for services rendered where payment has not been received.

2. Summary of Significant Accounting Policies (continued)

Certain of the Company's fee agreements provide for reimbursement of deal-related costs which the Partnership recognizes as revenue. In accordance with the Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, these reimbursements are characterized as Other Revenue in the statement of operations rather than as a reduction of expenses incurred. Since the Company is the primary obligor, has supplier discretion, and bears the credit risk for such expenses, the Company records reimbursement revenue for such out-of-pocket expenses. Reimbursement revenue is recognized over time based upon the measure of progress to completion.

The Company pays commissions to its representatives for generating both advisory fee and transaction-based revenue. The Company records commission expense due to its representatives upon satisfaction of the Company's performance obligation and satisfaction of any contingencies.

Goodwill

Goodwill is required to be tested for impairment at least annually. In accordance with JLL policy, the Company performs its annual impairment test as of July 1 or more frequently when indicators of impairment are present. The Company considered qualitative factors while performing the annual impairment test of goodwill and determined it is not more-likely-than-not that the fair value of the reporting unit is less than the carrying value. In performing its assessment, the Partnership primarily considered (i) macroeconomic and industry trends, (ii) overall financial performance, and (iii) near and longer-term forecasts of operating income and cash flows generated by the Company in relation to the carrying values of the net assets. In addition to the annual impairment evaluation, the Company evaluated whether events or circumstances have occurred in the period subsequent to the annual impairment testing and determined it is not more-likely-than-not that the fair value of its reporting unit is less than its carrying value.

Intangible Assets

Intangible assets are comprised of a non-compete agreement. Based upon the term of the non-compete agreement a useful life of five years was assigned to the asset. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable.

3. Goodwill

On March 29, 2017, HFF, Inc. acquired Hentschel & Company, LLC. The purchase price allocation ascribed $336,000 to a non-compete agreement and $1,762,000 was recorded as goodwill. JLLS recorded the carrying value of the assets transferred.

Goodwill is evaluated for impairment on an annual basis as of July 1 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company operates under a single reporting unit, real estate capital markets, and as of December 31, 2022 all $1,762,000 of goodwill was allocated to this unit. There were no additions or impairments to the carrying value of goodwill during the year ended December 31, 2022.

For the year ended December 31, 2022, the Company performed a qualitative analysis for the real estate capital markets reporting unit to determine whether it was more likely than not that the fair value was less than the carrying value. As a result of this assessment, the Company concluded that goodwill assigned to the real estate capital markets reporting unit was not impaired as of December 31, 2022.

4. Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company and the Parent Company have executed an agreement which explicitly excludes taxes from the expense sharing arrangement signed by both parties. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2022.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of the greater of minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2022, the Company had net capital and net capital requirements of $35,132,179 and $1,577,251, respectively. On December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was approximately 0.67 to 1.00.

6. Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

7. Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement). The Agreement was amended in June 2021 such that the Parent Company, consistent with the Agreement in place with HFFS pre-merger, allocates certain compensation and benefit, overhead, and occupancy costs to the Company related to "legacy" JLLS employees, which are recorded within Salary and benefits and Overhead and occupancy expense, along with other expenses recorded within Other operating expenses. Such expenses are allocated from its Parent Company based upon the headcount associated with the Company. This methodology is based upon management's assumptions, which are considered reasonable and are consistently applied.

7. Transactions with Related Parties (continued)

As of December 31, 2022, a total of $747,464 is due to the Parent Company and $50,850 is due from Company affiliates, as more fully set forth below.

	JLL	JLL VAS	JREC	HFF LP	Total
Balance payable as of January 1, 2022	$ (4,473,085)	$ (287,800)	$ 248,368	$ (784,395)	$ (5,296,912)
Current year activity:					
Overhead and occupancy expenses	(1,504,457)	-	-	940,916	(563,541)
General office expenses	(81,617)	-	9,998	(945,529)	(1,017,148)
Professional fees and other expenses	(337,497)	-	-	-	(337,497)
Employee compensation and benefits	(33,936,414)	-	-	-	(33,936,414)
Consulting fees due to affiliate	(8,156,735)	-	-	-	(8,156,735)
Fees collected at affiliate	5,942,341	-	869,292	-	6,811,633
Intercompany payment	41,800,000	-	-	-	41,800,000
Balance (payable) as of December 31, 2022	$ (747,464)	$ (287,800)	$ 1,127,658	$ (789,008)	$ (696,614)

8. Stock-based Compensation

Stock-based compensation in the form of restricted stock units ("RSUs") is a component of the Company and Parent Company's compensation program. The fair value of RSUs, subject only to service requirements, is based on the closing market price of the Parent Company's common stock on the grant date. Stock-based compensation expense is included within Salary and benefits expense and reflected as a component of Member's Equity. A distribution is made to the Parent Company on vesting of the RSUs. As of December 31, 2022, a distribution of $1,241,796 was made to the Parent Company via settlement of related party balances.

As of December 31, 2022, we had $232,745 of unamortized deferred compensation related to unvested RSUs, which we anticipate to be recognized over varying periods into 2024. Shares vested during the year ended December 31, 2022 had a grant date fair value of $1,241,796 and shares granted during the year ended December 31, 2022 had a grant date fair value of $149,844.

9. Market Risks

The spread of novel coronavirus (COVID-19) pandemic in 2020, posed uncertainties on the world economy, affecting every industry, including the capital markets. The Company has effectively responded to the pandemic by maintaining business continuity ensuring the availability of services for our customers. There is still uncertainty around both the severity and duration of the COVID-19 pandemic, and the future financial and other impacts cannot be reasonably estimated at this time. However, the Company believes it is well positioned to weather any market volatilities and

business disruptions related to the pandemic. The Company has not experienced any financial or operational impacts due to the pandemic.

10. Concentration of Credit Risk and Commitments and Contingencies

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. The Company does not believe that any pending legal proceedings will have a material impact on the Company's financial condition or results of operations.

11. Subsequent Events

Subsequent to December 31, 2022 and through March 6, 2023, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent event

Jones Lang LaSalle Securities, L.L.C.
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022

Total member's equity	$	54,552,748
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		15,370,481
Intangible assets, net		-
Goodwill		1,762,000
Other assets		2,288,088
Total Non-allowable assets		19,420,569
Net capital before haircuts on securities positions		35,132,179
Haircuts on securities		-
Net capital		35,132,179
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities		242,954
Due to affiliates		696,614
Accrued compensation		22,719,190
Total Aggregate indebtedness		23,658,758
Ratio: Aggregate indebtedness to net capital		.67 to 1.0
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6-2/3% Aggregate indebtedness or $150,000)		1,577,251
Net capital in excess of minimum requirement	$	33,554,928

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2022 Amended FOCUS Part IIA filed on February 19, 2023.

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, L.L.C.
Schedule II – Computation for Determination of Reserve Requirements
and PAB Accounts Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, L.L.C.
Schedule III – Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member and Mangement
Jones Lang LaSalle Securities, LLC:

We have reviewed management's statements, included in the accompanying Jones Lang LaSalle Securities, LLC Exemption Report (the Exemption Report), in which (1) Jones Lang LaSalle Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment advisory services, consisting of providing structuring advice, guidance and other related services in relation to capital raising through the issuances of securities in the private capital markets, (b) seller of real estate securities, and (c) private placement of securities, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
March 6, 2023

Jones Lang LaSalle Securities, LLC Exemption Report

Jones Lang LaSalle Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Investment Advisory Services, consisting of providing structuring advice, guidance and other related services in relation to capital raising through the issuance of securities in the private capital markets,
   b. Seller of Real Estate Securities, and
   c. Private Placement of Securities

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception.

Jones Lang LaSalle Securities, LLC

I, Dan Cashdan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.





_____   _____
Dan Cashdan   Date
President – Jones Lang LaSalle Securities, LLC



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member and Management
Jones Lang LaSalle Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Jones Lang LaSalle Securities LLC (the Company) for the year ended December 31, 2022.The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting a difference of $2;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).



We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
March 6, 2023

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01-01-2022
and ending 12-31-2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $70,667,577

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Expense reimbursement
364,565

(Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii) 364,565

        Total deductions

2d. SIPC Net Operating Revenues $70,303,012

2e. General Assessment @ .0015 $105,455

(to page 1, line 2.A.)

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SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(36-REV 12/18)	Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001	(36-REV 12/18)

General Assessment Reconciliation

For the fiscal year ended __12/31/2022__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Jones Lang LaSalle Securities, LLC
(CRD:120738)
200 East Randolph Drive
48th Floor
Chicago, IL 60601

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A. General Assessment (item 2e from page 2) $ 105,455

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (61,494)
    __07/28/2022__
        Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)   43,961

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ 43,961

    G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $ 43,961
       Total (must be same as F above)

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jones Lang Lasalle Securities, LLC
(Name of Corporation, Partnership or other organization)

Bruce Sarh (signature)
(Authorized Signature)

Dated the __30__ day of __January__, 20 __23__.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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